Exhibit 6.4

JONAH GROUP

Audition Showdown Discovery

Audition Showdown

Statement of Work: Discovery | V 1.0

Table of Contents

1.	Introduction		3
	1.1	Goals	3
	1.2	Approach	3

2.	Deliverables		5

3.	Project Plan		6

4.	Cost		7
	4.1	Invoicing Scheduling	8

5.	Terms & Conditions		9

6.	Signatures		14

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1.	Introduction

This document describes The Jonah Group’s involvement in the Discovery phase of Audition Showdown’s “Audition Showdown Discovery” Project.

1.1	Goals

The goal of the Discovery phase is to define and map out the product at a level detailed enough to support funding activities. Additionally, the artifacts produced during the Discovery should inform the design and build phases for the application, and should be able to be used in an additive way on the path toward realizing the MVP of the system. Effectively, we wish to make the Audition Showdown concept concrete enough for all stakeholders to understand what will be built, and to develop confidence in the concept and approach.

It is neither a goal of this engagement to develop a POC for a mobile application, nor to prove out the architecture for the overall system that would validate system scalability, performance, and the approach to media handling and delivery on mobile devices. These will be performed as a part of a 2nd phase of Discovery, if funding is obtained.

This proposal describes the resources required to perform the 1st phase of Discovery only.

1.2	Approach

Jonah Group will provide a part-time Project Director, a part-time Project Manager, a Business Analyst, and a Visual Designer to perform the bulk of the work over the course of the project’s 8-10-week duration. The work will require regular input from Audition Showdown’s business SMEs, throughout. Weekly status meetings will be held to ensure that the project is moving in the right direction, and that value is being delivered for budget spent.

The project will begin with kickoff meeting, during which all major stakeholders will meet and discuss the project at a high level. This will be open, guided discussions about the high-level goals for the system, the strawman requirements developed previously, the users of the system, and their desired workflows, scenarios, and user journeys, among other things. These discussions will continue throughout the project.

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The Jonah Group Business Analyst will work primarily on this analysis effort, and the stories created will be embodied in visual concepts created by the visual designer. The joint team will agree on covering all functionality for MVP version of the Audition Showdown system.

Wireframes will not be created during this exercise. Instead, the team will iterate on stories and visual concepts for all MVP features. The concepts will be refined until the Project Sponsor believes that the artifacts are ready for public consumption by investors.

Throughout the project, potential features in the system will be divided into “MVP” (Minimum Viable Product) and “Post-MVP” buckets, which will serve as an input to budgeting and scheduling.

The following will govern the approach to the project:

à	The Jonah Group Project Manager (PM) and Business Analyst (BA) will work in Toronto at the Jonah Group office, with meetings at Audition Showdown or the Jonah Group offices as necessary.

à	Audition Showdown will supply guidance and direction for the consultants.

à	The work is expected to be complete within 6-8 weeks, but this may be reduced or extended at the client’s discretion.

à	Audition Showdown will supply subject matter experts from within their team to be interviewed by the Jonah Group BA.

à	The Jonah Group PM will report on project status on a weekly basis, and integrate the Project Director’s direction on any iterative changes to the deliverables that are required.

à	The project will be run on a time and materials arrangement, with an initial retainer payment to get started.

à	John McMahon will act as the Project Sponsor from Audition Showdown. He will make sure appropriate resources are made available from the Audition Showdown side, and will also receive invoices and submit cheque requisitions on behalf of Audition Showdown. John will also act as a SME and Product Owner with respect to how the application should be designed.

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à	Cameron Day will also act as a SME with respect to how the application should be designed.

à	[name redacted] will act as Project Director (PD) from the Jonah Group side, and will supervise the work being performed by the Jonah Group team, ensuring quality of deliverables. He will also play an administrative role in the generation of invoices and the provisioning of Jonah Group resources.

à	[name redacted] will be the Jonah Group Project Manager. Jacob will provision resources and report on status, as well as schedule analysis and review meetings as necessary.

à	[name redacted] will be the Jonah Group Business Analyst.

2.	Deliverables

The following Deliverables (with associated costs) will be produced and delivered by the end of this engagement:

à	Meeting minutes for all project consultations

à	Finalized Design Concept

à	High-level Software Requirements Specification, including actors and MVP stories

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3.	Project Plan

Below is a rough schedule for the project. We expect the project will required about 8 weeks for 3 resources (each allocated part time) to complete. These dates may be adjusted once the start date for the project has been settled, and in concert with progress made on the project at any given time.

Visual Concepts, stories, and wires will be delivered in an iterative fashion. Dates may be shortened or extended by mutual agreement.

Activity	Start Date	End Date
Kickoff Meeting	March 9	March 9
Interviews, Discussion, and Analysis	March 10	March 27
Design Concept and Evolution	March 11	March 18
Visual Concepts for MVP features	March 16	April 17
User Stories	March 16	April 17
Contingency	April 17	April 30

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4.	Cost

The following rate table approximates the amount of budget required for this project. Actual effort and associated cost will be billed on a monthly basis, depending on the amount of time used, which may be less or more than the estimate. Budget used to date will be reported at the end of each week.

Resource	Cost
Project Manager	$3,900
Business Analyst	$13,500
Visual Designer	$21,600
Total	$39,000

The costs above do not include HST, which will be added at the time of invoicing.

This is a time and materials estimate for the first part of the Discovery phase. Jonah Group will produce the Deliverables shown below.

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4.1	Invoicing Schedule

Audition Showdown will be invoiced an initial $20k retainer to kick off the project, and approximately an additional $19k a month later (this will be configured at the time based on progress to date). Invoices are payable upon receipt. Additional charges over and above the $39k retainer will be collected at the end of the project, and invoiced separately. Unused amounts will be applied as a credit to future work, or returned.

Items	Date	Invoice
Project Kickoff Retainer	March 9, 2020	$20,000
Interim Retainer	April 9, 2020	$19,000
Analysis and Design	April 30 (Approx)	Remainder (T&M)
Total		$39,000

The costs above do not include HST, which will be added at the time of invoicing.

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5.	Terms & Conditions

1.	Location

Jonah Group consultants will work at the Jonah Group offices in Toronto.

2.	Mandate

Jonah Group shall perform the mandate described in this SOW, including all work, matters and things required to be done, furnished or performed in order to carry out the Mandate (‘Mandate”).

3.	Management and Direction

Audition Showdown will supply guidance, business domain knowledge and expertise, consultation, and high-level decision-making.

Audition Showdown’s Subject Matter Experts (SMEs) will be available to validate assumptions and make decisions in a timely fashion.

John McMahon will act as the Project Sponsor and lead decision maker for all work and deliverables.

Audition Showdown takes primary responsibility for reviewing the quality of the deliverables, and accepting the work of Jonah Group on an ongoing basis. Issues with work quality will be raised with Jonah’s PD as they are noticed by the Audition Showdown.

[name redacted] will act as the Project Director and client liaison for Jonah Group. [name redacted] will act as Project Manager for Jonah Group

4.	Access

Audition Showdown will provide timely access to all corporate resources, documentation, files, networks and servers required to perform this project.

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5.	Materials

Jonah Group will supply computers, desks, network access and phones for Jonah Group staff working on the project, wherever necessary.

6.	Jonah Resources Only

The cost estimate covers Jonah resources only. It does not include the cost of work performed by Audition Showdown resources.

7.	Term

Jonah Group shall provide the services for the term of the Mandate as stipulated in the Project Plan section above. The scope of the work may be decreased or extended by written agreement between the parties with respect to scope changes.

8.	Termination

Audition Showdown may terminate this Agreement at any time upon ten (10) days written notice to the Jonah Group. Jonah Group may terminate this Agreement upon thirty (30) days written notice to Audition Showdown. Upon receipt of either notice, or on any later date specified in that notice, both parties shall discontinue their performance of the Mandate and terminate all commitments relating to it in an orderly and economic manner, except as may be specified in the notice. Audition Showdown shall be liable only to pay Jonah Group for services completed and expenses incurred before the effective date of termination. Neither Audition Showdown nor Jonah Group shall have any further claim against the other party for damages, or any other right of action because of termination of this Agreement.

9.	Expenses

Audition Showdown shall reimburse Jonah Group for reasonable expenses incurred by Jonah Group in the performance of the Mandate provided Jonah Group has received the prior approval from Audition Showdown. Claims for expenses incurred by Jonah Group shall be submitted in accordance with standard Audition Showdown practices.

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10.	Records

Jonah Group shall keep proper records of expenses incurred in the performance of the Mandate and in detail satisfactory to Audition Showdown. Those records shall at all times be open to Audition Showdown for audit and inspection and Audition Showdown may make copies and take extracts from them. Jonah Group shall furnish Audition Showdown with all additional information about those records as Audition Showdown may reasonably require.

11.	Confidentiality

Jonah Group shall keep strictly confidential all information and data relating to Audition Showdown, its business and products, as well as information related to the Mandate, and shall not publish or disclose that information or data, or any interpretation or analysis of it, to any third party without the prior written approval of Audition Showdown. This provision shall survive the expiration or termination of this Agreement.

12.	Assignment of Intellectual Property

All code, data, documentation, or information generated or obtained by Jonah Group in the performance of the Mandate shall be the exclusive property of Audition Showdown. Further, Jonah Group agrees to assign to Audition Showdown all rights (including worldwide copyright) in and to any material or work produced for Audition Showdown as part of the Mandate.

At the request of Audition Showdown, Jonah Group shall do all acts necessary in order to ensure the ownership of all intellectual property created hereunder, including providing written assignments of all rights to Audition Showdown. Jonah Group waives all moral rights it or its employees or contractors have in any intellectual property created hereunder.

13.	Indemnity

Each party shall indemnify and hold the other party harmless from and against any and all losses, costs, claims, judgments or any other expenses (including reasonable attorney’s fees) arising as a result of damages occasioned by their negligence or improper conduct hereunder. This provision shall survive the expiration or termination of this Agreement.

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14.	Independence of the Parties

Jonah Group’s relationship to Audition Showdown is that of independent contractor, and not that of an agent or employee of Audition Showdown. As such, Jonah Group shall be responsible for the remittance of any and all deductions required by applicable law, such as but not limited to, unemployment insurance, workers compensation, income tax, pension plan contributions, etc.

15.	Exclusivity

Audition Showdown hereby agrees not to contract directly or indirectly with Jonah Group’s employees or subcontractors, other than through Jonah Group, throughout the Term of the Mandate and for a period of 12 complete calendar months following the end of the Term or its renewal, if any. Additionally, Jonah Group agrees not to contract directly or indirectly with any Audition Showdown client, employees, or subcontractors, on projects any knowledge about which was first gained as a result of performing the Mandate, other than through Audition Showdown, for an additional period of twelve (12) complete calendar months following the end of the Term or its renewal, if any.

16.	Notice

Any notice required or authorized to be given by either party to the other in accordance with the provisions of this Agreement, unless otherwise specifically stipulated, shall be in writing and delivered personally, or sent as a signed email attachment. It shall be considered to have been received the same day it was delivered by hand or sent by email. Any notice sent by mail shall be deemed to have been received the fifth day following the date of mailing.

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17.	Warranty

Jonah Group represents to be professionally qualified and competent to perform all phases of the Mandate and warrants that the services shall be performed conscientiously, without delay, in accordance with the highest professional standards. Jonah Group warrants that the carrying out of the tasks entrusted to Jonah Group under the terms of this Agreement shall be executed with all the skill and workmanship required.

18.	Prescription

No legal action, regardless of form arising out of this Agreement may be brought by either Party more than two (2) years after the cause of action has arisen or in the case of an action of non-payment more than two (2) years from the date the last payment was due.

19.	Publicity

Jonah Group and Audition Showdown shall not make any reference or disclose the terms and conditions of this Agreement without first having obtained the written consent of the other party.

Before advertising or publishing the fact that it has furnished Audition Showdown services described herein, Jonah Group will obtain written approval from Audition Showdown, who may deny this request, or conditionally approve it pending content and wording changes.

20.	Entire Agreement

This is the entire Agreement between the parties with respect to its subject matter. It supersedes and replaces any written or oral arrangements, correspondence, conversations and documents made or exchanged between the parties prior to its execution. Any modifications made to this Agreement shall have no effect unless explicit and confirmed in a written document signed by the parties hereto.

21.	Governing Law

The laws of the Province of Ontario shall govern this Agreement.

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6.	Signatures

Jonah Group	Audition Showdown
461 King Street West, 3rd Floor Toronto, Ontario, Canada M5V 1K4

BY	/s/ Jeremy Chan	BY	/s/ John McMahon
NAME	Jeremy Chan	NAME	John McMahon
TITLE	Founder	TITLE	CEO
DATE	March 9, 2020	DATE	March 9, 2020

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